UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

RAPT THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

REDROSE ACQUISITION CO.,

GLAXOSMITHKLINE LLC

and

GSK PLC

(Names of Filing Persons - Offerors)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

75382E208

(Cusip Number of Class of Securities)

David Rea

GlaxoSmithKline LLC

1250 South Collegeville Road

Collegeville, PA 19426

+1 215-219-7521

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George Karafotias

Beth Troy

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, New York 10022

Telephone: +1 (212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), (ii) GlaxoSmithKline LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Ultimate Parent (“Parent”), and (iii) Redrose Acquisition Co., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Parent on February 2, 2026 (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (each, a “Share” and, collectively, the “Shares”), of RAPT Therapeutics, Inc., a Delaware corporation (the “Company”), for $58.00 per Share in cash (such amount or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), without interest, subject to any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Item 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.

The second paragraph of the subsection entitled “U.S. Antitrust Compliance” in Section 16 — “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by replacing the second paragraph with the following:

“Under the HSR Act, the purchase of Shares may not be completed until the expiration or termination of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The waiting period under the HSR Act expired, effective February 23, 2026, at 11:59 p.m. Eastern Time. Accordingly, the Regulatory Conditions to the Offer have been satisfied.”

2.	Section 16 — “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by adding the following to the end of such Section after the subsection captioned “State Takeover Laws”:

“As of February 24, 2026, two complaints were filed in state court by purported stockholders of the Company regarding the Transactions. The complaint filed on February 3, 2026 in the Supreme Court of the State of New York, County of New York is captioned Morgan v. Rapt Therapeutics, Inc. et al., Index No. 650698/2026 (the “Morgan Complaint”). The complaint filed on February 5, 2026 in the Supreme Court of the State of New York is captioned Walsh v. Rapt Therapeutics, Inc. et al., Index No. 650718/2026 (together with the Morgan Complaint, the “Complaints”). The Complaints name as defendants the Company and each member of the Company Board. The Complaints assert New York common law claims for negligent misrepresentation and concealment based on allegedly false and misleading statements in the Schedule 14D-9. In addition, the Company received twelve demand letters from purported stockholders relating to alleged disclosure deficiencies in the Schedule 14D-9.

Additional lawsuits or demand letters may be filed against or received by the Company, the Company Board, Ultimate Parent, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company, Ultimate Parent, Parent and Purchaser will not necessarily announce such additional filings.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 24, 2026

GLAXOSMITHKLINE LLC

By:	/s/ Justin Huang
Name: Justin Huang
Title: Secretary

REDROSE ACQUISITION CO.

By:	/s/ Justin Huang
Name: Justin Huang
Title: Director, President and Secretary

GSK PLC

By:	/s/ David Redfern
Name: David Redfern
Title: Authorized Signatory

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